Exhibit 99.1

SouFun Signed Strategic Cooperation Agreements with China’s LEADING real estate franchise company Century 21 China

BEIJING, Oct. 7, 2014 /PRNewswire/ — SouFun Holdings Limited (NYSE: SFUN, “SouFun” or the “Company”), the leading real estate Internet platform in China, today announced that it has entered into strategic cooperation agreements with China’s leading real estate franchise company Century 21 China (NYSE: CTC).

Pursuant to the strategic cooperation agreements with Century 21 China, 1) SouFun and Century 21 China will form a mutually preferred strategic partnership across their business lines, including advertising, e-commerce, listing service, internet and real estate financing, secondary and new home agency businesses, etc.; 2) SouFun will subscribe for new shares of Century 21 China in a private placement for 20% of Century 21 China’s outstanding share capital immediately after the completion of the private placement; 3) Century 21 China will issue a convertible bond to SouFun to support its operational needs and SouFun will also grant a loan to Century 21 China’s founders via IFM Overseas Partners L.P. to refinance an earlier loan borrowed from GL Asia Mauritius II Cayman Ltd. The aggregate consideration for this strategic cooperation amounts to approximately US$51 million.

Vincent Mo, SouFun’s Chairman and CEO, comments: “SouFun’s Cooperation Partnership Program with real estate brokers and agents starts to be fruitful. This is another top-players’ cooperation and partnership. As the leading online platform in China’s huge real estate market, SouFun has been looking for the leading off-line players to work together for the industrial upgrade of China’s expanding new home and secondary home market. Century 21 China is the leading and most well known real estate franchise company in China and is SouFun’s best choice for forming strategic O2O partnership. I am sure that these strategic cooperation partnerships will not only allow SouFun a broader and deeper access in real estate transactions but also enhance Century 21 China’s leadership and transformation by integrating internet and mobile elements into their broad offline operations. I look forward to seeing a new Century 21 China.”

About Century 21 China

IFM Investments Limited (“Century 21 China Real Estate” or “CTC”) is a leading comprehensive real estate services provider and the exclusive franchisor for the CENTURY 21® brand in China. CTC primarily focuses on China’s fast-growing and highly fragmented secondary real estate market, providing company-owned brokerage services, franchise services, mortgage management services, primary services, commercial services and fund management services. CTC has experienced substantial growth since it commenced operations in 2000, and received numerous awards and recognition as franchisor and real estate services provider for its service quality and business achievements. Century 21 China Real Estate became a public company in January 2010 and its ADSs, each of which represents 45 ordinary shares of CTC, currently trade on the New York Stock Exchange under the symbol “CTC”. For more information about CTC, please visit http://www.century21cn.com/english.

About SouFun

SouFun operates the leading real estate Internet portal in China in terms of the number of page views and visitors to its websites in 2013, according to DCCI, an independent market research institution commissioned by us. Through our websites, we provide marketing, e-commerce, listing and other value-added services for China’s fast-growing real estate and home furnishing and improvement sectors. Our user-friendly websites support active online communities and networks of users seeking information on, and other value-added services for, the real estate and home-related sectors in China. SouFun currently maintains about 100 offices to focus on local market needs and its website and database contains real estate related content covering more than 330 cities in China. For more information about SouFun, please visit http://ir.fang.com.

Safe Harbor Statement

The Company cautions its shareholders and others considering trading its securities that there can be no assurance that these strategic cooperation agreements will be approved or the share subscription transactions will be consummated. This news release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “is expected to,” “anticipates,” “aim,” “future,” “intends,” “plans,” “believes,” “are likely to,” “estimates,” “may,” “should” and similar expressions. Such forward-looking statements include, without limitation, the Company’s plan to form strategic partnerships and collaborate and explore Internet and real estate financing businesses with World Union and Hopefluent, comments by management in this release about the success and benefit of its strategic cooperation partnerships, and about China’s real estate market. All statements other than statements of historical fact in this press release are forward-looking statements and involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These forward-looking statements are based on management’s current expectations, assumptions, estimates and projections about the Company and the industry in which the Company operates, but involve a number of unknown risks and uncertainties. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and actual results may differ materially from the anticipated results. You are urged to consider these factors carefully in evaluating the forward-looking statements contained herein and are cautioned not to place undue reliance on such forward-looking statements, which are qualified in their entirety by these cautionary statements.

For investor and media inquiries, please contact:

Dr. Hua Lei

Deputy CFO

SouFun Holdings Limited

Phone: +86-10-5631-8707

Email: leihua@soufun.com

Ms. Yiwen Zhang

Investor Relations Manager

SouFun Holdings Limited

Phone: +86-10-5631 8659

E-mail: zhangyiwen@soufun.com

SOURCE SouFun Holdings Limited